MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2016 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We use certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U . S . dollars unless otherwise indicated. This MD&A is dated as of March 1, 2017 and all information contained is current as of March 1, 2017 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Forward-LookingStatements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2017, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

Table of Contents
Operating Highlights	Page 3	Consolidated Financial Results	Page 14
History and Strategy	Page 4	Non IFRS Measures	Page 17
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 24
Guanaceví Operations	Page 7	Annual Outlook	Page 28
Bolañitos Operations	Page 9	Liquidity and Capital Resources	Page 30
El Cubo Operations	Page 11	Changes in Accounting Policies	Page 36
Exploration Results	Page 13	Risks and Uncertainties	Page 40
Reserves and Resources	Page 14	Controls and Procedures	Page 44

2

Three Months Ended December 31			2016 Highlights	Year Ended December 31
2016	2015	% Change		2016	2015	% Change
			Production
1,088,845	1,732,765	(37%)	Silver ounces produced	5,435,407	7,178,666	(24%)
11,402	15,433	(26%)	Gold ounces produced	57,375	59,990	(4%)
1,064,827	1,686,330	(37%)	Payable silver ounces produced	5,308,026	6,991,639	(24%)
11,059	15,073	(27%)	Payable gold ounces produced	55,716	58,585	(5%)
1,943,995	2,813,075	(31%)	Silver equivalent ounces produced(1)	9,738,532	11,377,966	(14%)
9.39	9.76	(4%)	Cash costs per silver ounce(2)(3)	6.78	8.39	(19%)
11.31	16.11	(30%)	Total production costs per ounce(2)(4)	9.40	14.11	(33%)
20.11	17.33	16%	All-in sustaining costs per ounce(2)(5)	12.43	15.62	(20%)
317,555	408,092	(22%)	Processed tonnes	1,458,917	1,565,507	(7%)
70.72	80.39	(12%)	Direct production costs per tonne(2)(6)	72.42	80.14	(10%)
12.13	11.41	6%	Silver co-product cash costs(7)	10.89	10.87	0%
811	845	(4%)	Gold co-product cash costs(7)	810	791	2%
			Financial
28.7	41.9	(32%)	Revenue ($ millions)	156.8	183.6	(15%)
946,456	1,682,572	(44%)	Silver ounces sold	5,152,031	7,301,698	(29%)
11,004	15,255	(28%)	Gold ounces sold	55,851	59,450	(6%)
17.03	14.93	14%	Realized silver price per ounce	16.84	15.79	7%
1,139	1,105	3%	Realized gold price per ounce	1,253	1,148	9%
(5.2)	(136.2)	96%	Net earnings (loss) ($ millions)	3.9	(149.9)	103%
(5.2)	(2.2)	(132%)	Adjusted net earnings (loss) (8) ($ millions)	3.9	(11.2)	135%
4.5	(1.3)	(454%)	Mine operating earnings (loss) ($ millions)	38.9	16.7	132%
6.4	9.7	(34%)	Mine operating cash flow(9) ($ millions)	52.9	57.7	(8%)
(1.1)	5.7	(120%)	Operating cash flow before working capital changes (10)	24.0	35.2	(32%)
(1.8)	5.5	(134%)	Earnings before ITDA (11)	27.8	34.1	(19%)
81.6	17.2	374%	Working capital ($ millions)	81.6	17.2	374%
			Shareholders
(0.04)	(1.33)	97%	Earnings (loss) per share – basic	0.03	(1.47)	102%
(0.04)	(0.02)	(100%)	Adjusted earnings (loss) per share – basic(8)	0.03	(0.11)	130%
(0.01)	0.06	(116%)	Operating cash flow before working capital changes per share (10)	0.20	0.35	(41%)
126,676,562	102,054,670	24%	Weighted average shares outstanding	117,505,811	101,996,503	15%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 19.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22

(8)	Adjusted earnings are calculated by adding back non-recurring write downs or impairment charges net of tax. See Reconciliation to IFRS on page 17.
(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 17.

(10)	See Reconciliation to IFRS on page 18 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production. The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company is advancing three exploration and development projects, including the Company’s high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas property and the leased La Plata plant in Zacatecas state that were acquired in 2016, and the prospective Parral properties in Chihuahua state that were also acquired in 2016. The Company is also exploring a number of other properties towards achieving its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Years Ended December 31, 2016 and 2015

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
2016	2015	% Change		2016	2015	% Change
317,555	408,092	(22%)	Ore tonnes processed	1,458,917	1,565,507	(7%)
123	156	(21%)	Average silver grade (gpt)	136	167	(19%)
87.0	84.6	3%	Silver recovery (%)	85.3	85.3	0%
1,088,845	1,732,765	(37%)	Total silver ounces produced	5,435,407	7,178,666	(24%)
1,064,827	1,686,330	(37%)	Payable silver ounces produced	5,308,026	6,991,639	(24%)
1.35	1.40	(4%)	Average gold grade (gpt)	1.50	1.41	6%
83.0	83.9	(1%)	Gold recovery (%)	81.7	84.6	(3%)
11,402	15,433	(26%)	Total gold ounces produced	57,375	59,990	(4%)
11,059	15,073	(27%)	Payable gold ounces produced	55,716	58,585	(5%)
1,943,995	2,813,075	(31%)	Silver equivalent ounces produced(1)	9,738,532	11,377,966	(14%)
9.39	9.76	(4%)	Cash costs per silver ounce(2)(3)	6.78	8.39	(19%)
11.31	16.11	(30%)	Total production costs per ounce(2)(4)	9.40	14.11	(33%)
20.11	17.33	16%	All in sustaining cost per ounce (2)(5)	12.43	15.62	(20%)
70.72	80.39	(12%)	Direct production costs per tonne(2)(6)	72.42	80.14	(10%)
12.13	11.41	6%	Silver co-product cash costs (7)	10.89	10.87	0%
811	845	(4%)	Gold co-product cash costs (7)	810	791	2%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 19.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

5

Consolidated Production

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Consolidated silver production during Q4, 2016 was 1,088,845 ounces (oz), a decrease of 37% compared to 1,732,765 oz in Q4, 2015, and gold production was 11,402 oz, a decrease of 26% compared to 15,433 oz in Q4, 2015. Plant throughput was 317,555 tonnes at average grades of 123 grams per tonne (gpt) silver and 1.35 gpt gold compared to 408,092 tonnes grading 156 gpt silver and 1.40 gpt gold in Q4, 2015. Metal production decreased due to lower throughput and grades. At El Cubo, throughput declined according to plan as the Company focused on maximizing cash flows in the first half of the year and reducing mine capability to achieve higher throughput. Lower throughput at Guanaceví was due to mine development falling behind plan. The lower grades for silver and gold were due to normal variations within the ore-bodies.

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
In July 2016, the Company revised annual production guidance upwards to 5.5 to 6.0 million silver ounces and 49,000 to 54,000 gold ounces. Silver production was slightly below guidance due to lower than expected silver grades offset by higher than planned throughput, while gold production exceeded guidance due to higher than planned throughput.

Consolidated silver production during 2016 was 5,435,407 oz, a decrease of 24% compared to 7,178,666 oz in 2015, and gold production was 57,375 oz, a decrease of 4% compared to 59,990 oz in 2015. Plant throughput was 1,458,917 tonnes at average grades of 136 gpt silver and 1.50 gpt gold compared to 1,565,507 tonnes grading 167 gpt silver and 1.41 gpt gold in 2015. Silver production decreased due to lower throughput and silver grades mainly at Guanaceví and Bolañitos. Similarly, gold production decreased due to lower throughput and recoveries, however was offset by higher gold grades primarily from Bolañitos.

Consolidated Operating Costs

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
The falling Mexican peso, continued focus on cost reductions and processing more stockpile tonnes than previously estimated resulted in lower consolidated costs per tonne, which, compared to Q4, 2015, fell 12% to $70.72 in Q4, 2016. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased 4% to $9.39 per oz of payable silver in Q4, 2016 compared to $9.76 per oz in Q4, 2015 as a result of the lower cost per tonne, offset by lower silver grade. All-in sustaining costs (also a non-IFRS measure) increased 16% to $20.11 per oz in Q4, 2016 compared to $17.33 per oz in Q4, 2015. This increase in all-in sustaining costs is a result of management significantly increasing in the second half of 2016 exploration and capital investments for the long term benefit of its operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices. As mine development opens additional stopes, productivity is expected to return to historical levels and cost metrics are expected fall.

6

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
The falling Mexican peso, continued focus on cost reductions and processing more stockpile tonnes than previously estimated resulted in lower consolidated costs per tonne, which, compared to 2015, fell 10% to $72.42 in 2016. Lower costs per tonne, offset by lower silver grades, resulted in a 19% decrease in cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), to $6.78 per oz of payable silver compared to $8.39 per oz in 2015. The Company’s guidance for 2016 on consolidated cash cost of production, net of gold by-product credits, had been $8 to 9 per oz of silver. The higher production, weakening of the Mexican peso and higher gold price contributed to the lower cash costs than previously estimated.

In the first of half of 2016, management reduced capital investment to maximize cash flow and ensure the viability of its operations during low prices. The lower exploration and development expenditures resulted in all-in sustaining costs (also a non-IFRS measure) decreasing 20% to $12.43 per oz compared to $15.62 per oz in 2015. All-in sustaining cost of production, net of gold by-product credits, in accordance with the World Gold Council standard, had been estimated to be $12 to 13 per oz of silver for 2016 due to the lower Mexican peso to U.S. dollar exchange rate and lower sustaining capital and exploration investments. Consolidated all-in sustaining cost of production was within the lower range of guidance as increased investment announced in July 2016 was offset by a weaker than expected Mexican peso.

Guanaceví Operations

The Guanaceví operation currently produces 1,200 tpd of high-grade ore from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for 554 people and engages 402 contractors.

Production Results for the Three Months and Years Ended December 31, 2016 and 2015

Three Months Ended December 31			GUANACEV¥	Year Ended December 31
2016	2015	% Change		2016	2015	% Change
87,850	105,039	(16%)	Ore tonnes processed	367,441	431,431	(15%)
211	269	(22%)	Average silver grade (g/t)	232	295	(21%)
90.7	83.9	8%	Silver recovery (%)	86.3	84.1	3%
540,708	761,769	(29%)	Total silver ounces produced	2,364,045	3,440,748	(31%)
538,616	754,151	(29%)	Payable silver ounces produced	2,359,519	3,406,340	(31%)
0.49	0.61	(20%)	Average gold grade (g/t)	0.51	0.62	(18%)
89.0	86.2	3%	Gold recovery (%)	88.4	85.9	3%
1,232	1,775	(31%)	Total gold ounces produced	5,328	7,390	(28%)
1,225	1,757	(30%)	Payable gold ounces produced	5,315	7,316	(27%)
633,108	886,019	(29%)	Silver equivalent ounces produced(1)	2,763,645	3,958,048	(30%)
12.66	10.57	20%	Cash costs per silver ounce(2)(3)	10.56	8.66	22%
15.84	13.06	21%	Total production costs per ounce(2)(4)	13.60	11.09	23%
26.74	14.67	82%	All in sustaining cost per ounce (2)(5)	19.07	12.97	47%
93.60	93.59	0%	Direct production costs per tonne(2)(6)	84.94	88.04	(4%)
13.20	11.01	20%	Silver co-product cash costs (7)	11.31	9.55	18%
883	815	8%	Gold co-product cash costs (7)	841	694	21%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

7

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 19.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

Guanaceví Production Results

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Silver production at the Guanaceví mine during Q4, 2016 was 540,708 oz, a decrease of 29% compared to 761,769 oz in Q4, 2015, and gold production was 1,232 oz, a decrease of 31% compared to 1,775 oz in Q4, 2015. Plant throughput was 87,850 tonnes at average grades of 211 gpt silver and 0.49 gpt gold compared to 105,039 tonnes grading 269 gpt silver and 0.61 gpt gold in Q4, 2015. Metal production fell due to lower throughput and ore grades, partly offset by higher recoveries. The lower ore grades were a result of mining lower grade areas within the ore-bodies, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in Q4, 2015. Throughput was lower due to mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation. The Company changed the mining contractor in January 2016 and changed the operations manager in May 2016. Management expects to attain the planned level of production in 2017.

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
Silver production at the Guanaceví mine during 2016 was 2,364,045 oz, a decrease of 31% compared to 3,440,748 oz in 2015, and gold production was 5,328 oz, a decrease of 28% compared to 7,390 oz in 2015. Plant throughput was 367,441 tonnes at average grades of 232 gpt silver and 0.51 gpt gold compared to 431,431 tonnes grading 295 gpt silver and 0.62 gpt gold in 2015. Metal production decreased due to lower throughput and ore grades, partly offset by higher recoveries. The lower ore grades were a result of mining deeper within the ore-bodies where grades tend to be lower, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in 2015. Throughput was lower due to mine development being behind plan. The Company changed the mining contractor in January 2016 and changed the operations manager in May 2016. In 2016, the ore stockpile built up over the last six years was fully depleted resulting in 36,000 more tonnes processed than estimated in stockpile.

Guanaceví silver and gold production fell short of 2016 guidance due to lower throughput and grades, partially offset by higher recoveries.

Guanaceví Operating Costs

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Direct production costs per tonne in Q4, 2016 remained consistent with Q4, 2015 due primarily to a weaker Mexican peso, recovery of special mining duty offset by reduced mine output and increased royalty costs. The direct costs per tonne were impacted by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 20% to $12.66 per oz of payable silver in Q4, 2016 compared to $10.57 per oz in Q4, 2015. The lower throughput, lower ore grades and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to Q4, 2015, increased 82% to $26.74 per oz in Q4, 2016. This increase in all-in sustaining costs is a result of management significantly increasing in the second half of 2016 exploration and capital investments for the long term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices. As Guanaceví mine development opens additional stopes, productivity is expected to return to historical levels and cost metrics are expected fall.

8

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
Cost of sales at Guanaceví decreased to $36.0 million in 2016 compared to $48.1 million in 2015. The decrease in cost of sales is attributed to lower ore throughput, a weaker Mexican peso and the processing of more stockpile tonnes than previously estimated. Direct production costs per tonne decreased by 4% in 2016 compared to 2015 due primarily to processing more stockpile tonnes than previously estimated and a weaker Mexican peso offset by productivity losses experienced in the second and third quarters. After adjusting for the additional stockpile tonnes, the Company estimates direct costs per tonne to be approximately $89 per tonne. The lower direct costs per tonne were offset by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 22% to $10.56 per oz of payable silver in 2016 compared to $8.66 per oz in 2015. The lower productivity, lower ore grades and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to 2015, increased 47% to $19.07 per oz for 2016. In the second half of 2016 management significantly increased exploration and capital investments for the long term benefit of the Guanaceví operation. The Company invested $14.8 million in the Guanaceví operation in 2016, of which $12.9 million was for underground development to improve underground access with the expectation that productivity would return to historical levels.

Bolañitos Operations

The Bolañitos operation encompasses three operating silver-gold mines and a flotation plant. During the first half of 2016, the Company focused on extracting and processing accessible ore at the Bolañitos operation to maximize cash flow. In Q3, 2016, due to higher metal prices, the Company revised its operating plan to maintain mine output at 800 to 1000 tpd with additional tonnage from historical stockpiles. Bolañitos provides steady employment for 350 people and engages 190 contractors.

Production Results for the Three Months and Years Ended December 31, 2016 and 2015

Three Months Ended December 31			BOLAÑITOS	Year Ended December 31
2016	2015	% Change		2016	2015	% Change
101,568	103,878	(2%)	Ore tonnes processed	507,704	455,226	12%
71	90	(21%)	Average silver grade (g/t)	81	118	(31%)
80.1	83.6	(4%)	Silver recovery (%)	79.6	83.9	(5%)
185,813	251,363	(26%)	Total silver ounces produced	1,052,617	1,449,773	(27%)
178,380	241,308	(26%)	Payable silver ounces produced	1,010,512	1,389,920	(27%)
2.22	1.88	18%	Average gold grade (g/t)	2.31	1.99	16%
81.7	82.3	(1%)	Gold recovery (%)	81.5	82.3	(1%)
5,926	5,166	15%	Total gold ounces produced	30,720	23,966	28%
5,731	5,036	14%	Payable gold ounces produced	29,747	23,371	27%
630,263	612,983	3%	Silver equivalent ounces produced(1)	3,356,617	3,127,393	7%
(4.87)	8.09	(160%)	Cash costs per silver ounce(2)(3)	(8.37)	4.31	(294%)
(3.59)	17.94	(120%)	Total production costs per ounce(2)(4)	(4.49)	11.33	(140%)
1.02	18.15	(94%)	All in sustaining cost per ounce (2)(5)	(4.77)	11.79	(140%)
54.35	72.31	(25%)	Direct production costs per tonne(2)(6)	57.07	71.97	(21%)
9.48	11.85	(20%)	Silver co-product cash costs (7)	8.68	10.26	(15%)
634	877	(28%)	Gold co-product cash costs (7)	646	746	(13%)

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

9

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 19.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

Bolañitos Production Results

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Silver production at the Bolañitos mine was 185,813 oz in Q4, 2016, a decrease of 26% compared to 251,363 oz in Q4, 2015, and gold production was 5,926 oz in Q4, 2016, an increase of 15% compared to 5,166 oz in Q4, 2015. Plant throughput in Q4, 2016 was 101,568 tonnes at average grades of 71 gpt silver and 2.22 gpt gold, compared to 103,878 tonnes grading 90 gpt silver and 1.88 gpt gold in Q4, 2015. Silver production was down primarily due to lower silver grades and recoveries, while gold production increased due to the higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies.

Year ended December 31, 2016 (compared to the year ended December 31, 2016)
Silver production at the Bolañitos mine was 1,052,617 oz in 2016, a decrease of 27% compared to 1,449,773 oz in 2015, and gold production was 30,720 oz in 2016 compared to 23,966 oz in 2015. Plant throughput in 2016 was 507,704 tonnes at average grades of 81 gpt silver and 2.31 gpt gold, compared to 455,226 tonnes grading 118 gpt silver and 1.99 gpt gold in 2015. Silver production was down due to lower silver grades and recoveries offset by higher throughput, while gold production increased due the higher throughput and higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies. In 2015, plant throughput reduced gradually from its 1,600 tpd capacity in the first quarter 2015, down to 1,000 tpd by year-end 2015. The mine halted development and exploration expenditures at the end of 2015 as further development of the LL-Asunción ore-body and Plateros discovery would have provided insufficient returns based on the 2015 closing metal prices. The mine focused on extracting and processing the accessble ore to maximize cash flow during the first half of 2016. During Q3, 2016, due to higher metal prices, the Company revised its operating plan to maintain mine output at 800 to 1000 tpd with additional tonnage from historical stockpiles and elected to invest $1.7 million to develop the Plateros discovery and extend the mine life.

Bolañitos silver and gold production exceed 2016 guidance due to higher throughput, partially offset by lower recoveries and lower than planned silver grades.

Bolañitos Operating Costs

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Direct production costs per tonne in Q4, 2016 fell 25% (compared to Q4, 2015) to $54.35 per tonne due to the weaker Mexican peso, reduced contractor activity and the processing of historical stockpiles carried at no value. Adjusting for the historical stockpile tonnes, the Company estimates direct costs per tonne in Q4, 2016 to be approximately $59 per tonne. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), of negative $4.87 per oz of payable silver in Q4, 2016 compared to $8.09 per oz in Q4, 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) in Q4, 2016 fell 94% to $1.02 per oz compared to $18.15 per oz in Q4, 2015 due to the lower costs per tonne and the reduced level of development and exploration activities.

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Year ended December 31, 2016 (compared to the year ended December 31, 2015)
Cost of sales at Bolañitos decreased to $33.3 million in 2016 compared to $41.1 million in 2015. The decrease in cost of sales is attributed to processing of historical stockpiles carried at no value, reduced contractor activity, management focus on reducing costs and a weaker Mexican peso. Direct production costs per tonne in 2016 fell 21% (compared to 2015) to $57.07 per tonne due to the weaker Mexican peso, reduced contractor activity, management focus on reducing costs, and the processing of historical stockpiles carried at no value. Adjusting for the historical stockpile tonnes, the Company estimates direct costs per tonne in 2016 to be approximately $64 per tonne. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), of negative $8.37 per oz of payable silver in 2016 compared to $4.31 per oz in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) in 2016 fell 140% to negative $4.77 per oz compared to $11.79 per oz in 2015 due to the lower costs per tonne and the suspension of development and exploration activities in the first nine months of 2016.

El Cubo Operations

Endeavour’s third mine, El Cubo, was acquired in July 2012 and offered the potential to quickly become a core asset for Endeavour by already having 1,100 tpd output and a reasonable reserve/resource mine life. El Cubo currently employs 606 people and engages 303 contractors.

Production Results for the Three Months and Years Ended December 31, 2016 and 2015

Three Months Ended December 31			EL CUBO	Year Ended December 31
2016	2015	% Change		2016	2015	% Change
128,137	199,175	(36%)	Ore tonnes processed	583,772	678,850	(14%)
103	131	(21%)	Average silver grade (g/t)	123	119	3%
85.4	85.8	(0%)	Silver recovery (%)	87.4	88.1	(1%)
362,324	719,633	(50%)	Total silver ounces produced	2,018,745	2,288,145	(12%)
347,831	690,871	(50%)	Payable silver ounces produced	1,937,995	2,195,379	(12%)
1.24	1.57	(21%)	Average gold grade (g/t)	1.41	1.52	(7%)
83.1	84.5	(2%)	Gold recovery (%)	80.6	86.3	(7%)
4,244	8,492	(50%)	Total gold ounces produced	21,327	28,634	(26%)
4,103	8,280	(50%)	Payable gold ounces produced	20,654	27,898	(26%)
680,624	1,314,073	(48%)	Silver equivalent ounces produced(1)	3,618,270	4,292,525	(16%)
11.65	9.45	23%	Cash costs per silver ounce(2)(3)	10.09	10.56	(4%)
11.92	18.80	(37%)	Total production costs per ounce(2)(4)	11.52	20.55	(44%)
19.62	19.96	(2%)	All in sustaining cost per ounce (2)(5)	13.32	22.15	(40%)
68.01	77.65	(12%)	Direct production costs per tonne(2)(6)	77.88	80.60	(3%)
13.49	11.47	18%	Silver co-product cash costs (7)	12.61	12.52	1%
902	849	6%	Gold co-product cash costs (7)	938	910	3%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 19.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19.

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(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 22.

El Cubo Production Results

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Silver production at the El Cubo mine was 362,324 ounces in Q4, 2016, a decrease of 50% compared to 719,633 oz in Q4, 2015, and gold production was 4,244 oz in Q4, 2016, a decrease of 50% compared to 8,492 oz in Q4, 2015. Plant throughput in Q4, 2016 was 128,137 tonnes at average grades of 103 gpt silver and 1.24 gpt gold, compared to 199,175 tonnes grading 131 gpt silver and 1.57 gpt gold in Q4, 2015. The lower throughput and metal grades in Q4, 2016 resulted in lower silver and gold production. The 2016 operational plan originally called for throughput to gradually decrease over the year to care and maintenance level by year end, with efforts focused on extracting and processing the accessible ore to maximize cash flow over the year. In July 2016, the Company revised its operating plan to ramp throughput at El Cubo back up to 1500 tpd in the second half of 2016. The El Cubo mine was able to produce 1,392 tpd in Q4, 2016 by mining resources in the Villapando and Santa Cecilia ore bodies.

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
Silver production at the El Cubo mine was 2,018,745 ounces in 2016, a decrease of 12% compared to 2,288,145 oz in 2015, and gold production was 21,327 oz in 2016, a decrease of 26% compared to 28,634 oz in 2015. Plant throughput in 2016 was 583,772 tonnes at average grades of 123 gpt silver and 1.41 gpt gold, compared to 678,850 tonnes grading 119 gpt silver and 1.52 gpt gold in 2015. The lower throughput in 2016 resulted in lower silver and gold production, with lower gold production also being due to lower gold grades and gold recoveries. The 2016 operational plan originally called for throughput to gradually decrease over the year to care and maintenance level by year end, with efforts focused on extracting and processing the accessible ore to maximize cash flow over the year. In July 2016, the Company revised its operating plan to ramp throughput at El Cubo back up to 1500 tpd in the second half of 2016.

El Cubo silver and gold production in 2016 exceeded the Company’s guidance due to higher throughput, partially offset by lower gold recoveries.

El Cubo Operating Costs

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)
Despite a 36% decrease in throughput in Q4, 2016 compared to Q4, 2015, costs on a per tonne basis decreased. Direct production costs per tonne in Q4, 2016 decreased 12% compared to Q4, 2015 as a result of management’s effort to reduce costs, fewer contractors and the weaker Mexican peso. The lower costs per tonne was offset by lower grades which increased cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), in Q4, 2016 by 23% to $11.65 per oz of payable silver compared to $9.45 per oz in Q4, 2015. All-in sustaining costs were flat at $19.62 per oz in Q4, 2016 compared to $19.96 per oz in Q4, 2015 due to the significant reduction of developments activities in 2016.

Year ended December 31, 2016 (compared to the year ended December 31, 2015)
Cost of sales at El Cubo decreased to $48.6 million in 2016 compared to $77.6 million in 2015. The decrease in cost of sales in 2016 (compared to 2015) is attributed to lower ore throughput, a weaker Mexican peso, the reduced use of contractors, and management’s efforts to reduce costs. On a per tonne basis, the reduced use of contractors, the weaker Mexican peso and management’s efforts to reduce costs in 2016 were offset by lower throughput, development expensed in Q1, 2016, and special mining duty resulting in a 3% reduction in direct costs per tonne compared to 2015. Slightly higher silver grades and higher gold prices impacting the gold credit offset by lower gold grades decreased cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), by 4% to $10.09 per oz of payable silver in 2016 compared to $10.56 per oz in 2015. All-in sustaining costs decreased by 40% to $13.32 per oz in 2016 compared to $22.15 per oz in 2015 due to the suspension of exploration and developments activities until Q4, 2016.

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Exploration Results

In January 2016, the Company had planned exploration expenditures totalling $2.5 million for exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget, subject to financing, to invest a further $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera. Endeavour’s cash and working capital positions then increased substantially during the first half of 2016 (see “Liquidity and Capital Resources” on page 30) due to higher metal prices, stronger cash flows, and two “at-the-market” equity offerings. In view of this increase, in July 2016, the Company approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project, for which $6.7 million was budgeted for the second half of 2016. The Company then estimated increased exploration expenditures totalling $10.8 million for 2016 including 29,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company’s silver and gold resources, the updated budget included acquisitions, engineering and permitting work pursuant to a pre-feasibility study (PFS) for Terronera and a preliminary economic assessment (PEA) for El Compas.

The Company spent $9.9 million on exploration expenses in 2016 related to mapping, sampling, drilling and engineering on its mineral properties. Additionally, the Company spent $1.1 million on holding costs of its properties.

Following is further information on the 2016 exploration expenditures:

Terronera – $4.0 million was spent on drilling, mapping and engineering work. The Company continued to advance a PFS and updated reserve/resource estimate for the Terronera project for completion in spring 2017. The Company drilled a total of 18,800 metres towards defining high grade, silver-gold mineralization within the Terronera vein system. Additionally, mapping extended the Terronera vein system over a seven km2 area and identified nine additional veins in the northern half of the property. Sampling of the Terronera vein system confirmed that high-grade, low sulphidation epithermal silver-gold mineralization is present in many of the veins.

Guanaceví - $1.2 million was spent on drilling 7,000 metres of various targets within the district.

El Cubo - $1.1 million was spent on drilling 8,000 metres of various targets within the disctrict.

Guadalupe y Calvo - $1.1 million was spent on drilling 4,500 metres on one target north of the old Rosario mine.

El Compas – $1.7 million was spent on sampling, mapping, drilling 10,500 metres, and initiating a preliminary economic assessment (PEA) at the El Compas project acquired by the Company in May 2016. Drilling focused on the Ana Camila vein, a splay of the El Orito vein located about 550 m southeast of El Orito, has outlined a new high-grade, south plunging mineralized zone over 250 metres long by 100 metres deep, starting approximately 100 metres below surface and still open to surface and at depth. Updated El Compas resources and the PEA are scheduled for completion in spring 2017; however, the PEA is somewhat dependent on the outcome of challenges by several industries of January 1, 2017 amendments to the Revenue Law in the State of Zacatecas which provides for additional environmental taxes which could render mineral projects, including the El Compas project, uneconomic.

The remaining exploration expenditures in 2016 were spent on the Company’s other mineral properties.

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Reserves and Resources

Proven and probable silver reserves decreased 12% in 2016 compared to 2015, reflecting mining depletion and reduction in mine development capital investments at the three mines in 2016 due to low metal prices early in 2016. Measured and indicated silver resources decreased 2% and inferred silver resources declined 18% due to reduced exploration spending at the operations and releasing the Arroyo Seco project. Exploration programs and budgets were focused on the advancement of the Terronera project to delineate additional mineral resources there. An initial mineral resource estimate is also being prepared for El Compas in a preliminary economic assessment that is underway.

2016 Mineral Resource Highlights Compared to December 31, 2015

  Silver proven and probable reserves decreased 12% to 10.6 million oz
  Gold proven and probable reserves decreased 18% to 91,100 oz
  Silver equivalent proven and probable reserves decreased 12% to 17.4 million oz (75:1 silver:gold ratio)
  Silver measured and indicated resources decreased 2% to 64.2 million oz
  Gold measured and indicated resources increased 1% to 533,700 oz
  Silver equivalent measured and indicated resources increased 2% to 105.1 million oz
  Silver inferred resources decreased 18% to 37.2 million oz
  Gold inferred resources are unchanged at 336,000 oz
  Silver equivalent inferred resources decreased 8% to 64.7 million oz

Mineral reserve and resource estimates are based on pricing assumptions of $16.29 per ounce of silver and $1,195 per ounce of gold.

Note to U.S Investors: Mineral reserve and resources are as defined by Canadian securities laws. See Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources above.

Consolidated Financial Results

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)

For the three-month period ended December 31, 2016, the Company’s mine operating earnings were $4.5 million (Q4, 2015: mine operating loss of $1.3 million) on sales of $28.7 million (Q4, 2015: $41.9 million) with cost of sales of $24.2 million (Q4, 2015: $43.2 million).

In Q4, 2016, the Company had an operating loss of $1.7 million (Q4, 2015: loss of $138.4 million) after exploration costs of $4.9 million (Q4, 2015: $1.6 million), general and administrative costs of $1.3 million (Q4, 2015: $1.5 million) and no impairment of non-current assets (Q4, 2015: $134.0 million further to Company’s determination of several indicators of impairment of its producing mineral properties, including sustained decline then in precious metals prices and update of estimated mineral reserves and resources).

The loss before taxes in Q4, 2016 was $4.1 million (Q4, 2015: $139.6 million) after finance costs of $0.3 million (Q4, 2015: $0.3 million), a foreign exchange loss of $2.1 million (Q4, 2015: $0.7 million), a write-off of VAT tax receivable of $0.4 million (Q4, 2015: $Nil) and a loss in investment and other income and expenses of $0.4 million (Q4, 2015: loss of $0.2 million). The Company realized a loss for the period of $5.2 million (Q4, 2015: $136.2 million) after an income tax expense of $1.1 million (Q4, 2015: recovery of $3.4 million).

14

Sales of $28.7 million in Q4, 2016 represented a 32% decrease over the $41.9 million for the same period in 2015. There was a 44% decrease in silver oz sold and a 14% increase in the realized silver price resulting in a 32% decrease in silver sales, and there was a 28% decrease in gold oz sold and a 3% increase in realized gold prices resulting in a 26% decrease in gold sales. During the period, the Company sold 946,456 oz silver and 11,004 oz gold, for realized prices of $17.03 and $1,139 per oz respectively, compared to sales of 1,682,572 oz silver and 15,255 oz gold, for realized prices of $14.93 and $1,105 per oz respectively, in the same period of 2015. The realized price of silver was within 1% of the average silver spot price during the period of $17.19. The realized price of gold during the period was 7% lower than the average gold spot prices during the period of $1,222 per oz, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver inventory to 330,587 oz and increased its finished goods gold inventory to 883 oz at December 31, 2016 compared to 212,215 oz silver and 832 oz gold at September 30, 2016. The cost allocated to these finished goods was $4.9 million, compared to $3.5 million at September 30, 2016. As of December 31, 2016, the finished goods inventory fair market value was $6.4 million compared to the fair value of $5.2 million at September 30, 2016.

Cost of sales for Q4, 2016 was $24.2 million, a decrease of 44% over the cost of sales of $43.2 million for the same period of 2015. The 44% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the U.S. dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo and Bolañitos operations.

Exploration expenses increased in Q4, 2016 to $4.9 million from $1.6 million in the same period of 2015 primarily due to the $4.0 million spent on drilling, mapping and engineering work to advance a PFS and updated reserve/resource estimate for the Terronera project. General and administrative expenses decreased to $1.3 million in Q4, 2016 compared to $1.5 million in the same period of 2015 primarily due to a decrease in the fair value of deferred share units during the quarter, offset by increased share-based compensation.

The Company experienced a foreign exchange loss of $2.1 million in Q4, 2016 compared to a loss of $0.7 million in Q4, 2015. The $2.1 million loss was primarily due to the strengthening of the U.S. dollar against the Mexican peso in Q4, 2016 which resulted in lower valuations on the cash and receivable amounts.

There was an income tax expense of $1.1 million in Q4, 2016 compared to an income tax recovery of $3.4 million in Q4, 2015. The $1.1 million tax expense is comprised of $0.1 million in current income tax expense (Q4, 2015: expense of $0.6 million) and $1.0 million in deferred income tax expense (Q4, 2015: $4.0 million deferred income tax recovery). Falling metal prices impacted the profitability of the operations and lowered special mining duty in Q4, 2016. The deferred income tax expense of $1.0 million increased significantly compared to the $4.0 million recovery in 2015 as a result of tax consequences of the non-current asset impairments recognized in 2015.

Year ended December 31, 2016 (compared to the year ended December 31, 2015)

For the year ended December 31, 2016, the Company’s mine operating earnings were $38.9 million (2015: $16.7 million) on sales of $156.8 million (2015: $183.6 million) with cost of sales of $117.9 million (2015: $166.8 million).

Operating income was $19.2 million (2015: operating loss of $131.3 million) after exploration costs of $10.4 million (2015: $6.3 million), general and administrative costs of $9.3 million (2015: $7.7 million) and no impairment of non-current assets (2015: $134.0 million further to Company’s determination of several indicators of impairment of its producing mineral properties, including sustained decline then in precious metals prices and update of estimated mineral reserves and resources).

The earnings before taxes for 2016 were $12.3 million (2015: loss before taxes of $141.9 million) after finance costs of $1.2 million (2015: $1.4 million), a foreign exchange loss of $5.1 million (2015: loss of $5.0 million), a loss in investment and other income and expenses of $0.2 million (2015: income of $0.6 million), and write-off of a value added tax receivable of $0.4 million (2015: Nil). The Company realized earnings for the period of $3.9 million (2015: loss of $149.9 million) after an income tax expense of $8.4 million (2015: $8.0 million).

15

Sales of $156.8 million in 2016 represented a 15% decrease compared to $183.6 million for 2015. There was a 29% decrease in silver oz sold offset by a 7% increase in the realized silver price resulting in a 25% decrease in silver sales, and there was a 6% decrease in gold oz sold offset by a 9% increase in realized gold prices resulting in a 3% increase in gold sales. In 2016, the Company sold 5,152,031 oz silver and 55,851 oz gold for realized prices of $16.84 and $1,253 per oz, respectively, compared to sales in 2015 of 7,301,698 oz silver and 59,450 oz gold for realized prices of $15.79 and $1,148 per oz, respectively. The realized prices of silver and gold in 2016 were within 2% of the average silver and gold spot prices in 2016 of $17.14 per oz and $1,160 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver inventory to 330,587 oz and decreased its finished goods gold inventory to 883 oz at December 31, 2016 compared to 194,496 oz silver and 1,285 oz gold at December 31, 2015. The cost allocated to these finished goods was $4.9 million at December 31, 2016 compared to $3.4 million at December 31, 2015. At December 31, 2016, the finished goods inventory fair market value was $6.4 million compared to $4.1 million at December 31, 2015.

Cost of sales for 2016 was $117.9 million, a decrease of 29% over the cost of sales of $166.8 million for 2015. The 29% decrease in cost of sales was primarily due to the 20% reduction of production, cost reduction measures, the weakening of the Mexican peso against the U.S. dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo and Bolañitos operations.

Exploration expenses increased in 2016 to $10.4 million from $6.3 million in 2015 primarily due to the $4.0 million spent on drilling, mapping and engineering work to advance a PFS and updated reserve/resource estimate for the Terronera project. General and administrative expenses increased to $9.3 million in 2016 compared to $7.7 million in 2015 primarily due to an increase in both the fair value of deferred share units and increased share-based compensation.

The Company experienced a foreign exchange loss of $5.1 million in 2016 compared to $5.0 million in 2015. The $5.1 million loss was primarily due to the strengthening of the U.S. dollar against the Mexican peso in 2016 which resulted in lower valuations on the Mexican peso cash and receivable amounts.

An $8.4 million tax expense in 2016 is comprised of $7.8 million in current income tax expense and $0.6 million in deferred income tax expense. The $7.8 million income tax expense is comprised of $7.6 million of income taxes and $0.2 million of special mining duty compared to income tax expense in 2015 of $8.0 million comprised of $6.8 million of income taxes and $1.2 million of special mining duty. Lower production impacted the profitability of the consolidated operations, however, on a standalone basis the Bolañitos mine generated significant taxable income as costs improved year over year. Lower grades impacted the profitability of the Guanaceví operation in 2016 compared to 2015 prior year.

The deferred income tax expense of $0.6 million fell compared to the $1.2 million expense in 2015 as a result of the falling Mexican peso and tax consequences of the non-current asset impairments recognized in 2015.

The recoverable amounts of the Company’s cash-generating units (“CGUs”), which include mining properties, plant and equipment, are determined on an annual basis if impairment indicators are identified. In 2015, the continued commodity price decline led the Company to determine that there were impairment indicators and to re-assess the recoverable amounts of its CGUs. In 2016, The Company reviewed the operating CGUs for value in use, which resulted in no significant change after impairment charges in prior years. Any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Management’s long term estimates have not significantly changed from 2015.

16

Selected Annual Information

Expressed in thousands US dollars	Year ended December 31
except per share amounts	2016	2015	2014
Revenue	$156,767	$183,556	$196,928
Net earnings (loss)	3,910	(149,941)	(74,533)
Basic earnings (loss) per share	0.03	(1.47)	(0.74)
Diluted earnings (loss) per share	0.03	(1.47)	(0.74)
Dividends per share	-	-	-
Total assets	180,510	114,233	265,837
Total long-term liabilities	15,691	15,385	18,975

Non-IFRS Measures
Adjusted earnings and adjusted earnings per share (“EPS”) are non-IFRS measures that do not have standardized meanings prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that had an exercise price denominated in a currency (Canadian dollar) different from the functional currency of the Company (U.S. dollar). Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings.

These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged.

The Company incurred in 2015 impairments on current and non-current assets that had a significant one-time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
except per share amounts	2016	2015	2016	2015
Net earnings (loss) for the period	($5,204)	($136,245)	$3,910	($149,941)
Impairment of non-current assets, net of tax	-	134,000	-	134,000
Write down of marketable securities	-	-	-	4,785
Adjusted net earnings (loss)	($5,204)	($2,245)	$3,910	($11,156)
Basic weighted average share outstanding	126,676,562	102,054,670	117,505,811	101,996,503
Adjusted net earnings (loss) per share	($0.04)	($0.02)	$0.03	($0.11)

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015
Mine operating earnings	$4,497	($1,270)	$38,893	$16,740
Share-based compensation	-	83	78	432
Amortization and depletion	1,893	10,674	13,952	40,278
Write down (recovery) of inventory to net realizable value	-	234	-	234
Mine operating cash flow before taxes	$6,390	$9,721	$52,923	$57,684

17

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015
Cash from (used in) operating activities	($696)	$5,259	$22,969	$32,647
Net changes in non-cash working capital	442	(403)	(983)	(2,591)
Operating cash flow before working capital adjustments	($1,138)	$5,662	$23,952	$35,238

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
except per share amounts	2016	2015	2016	2015
Operating cash flow before working capital adjustments	($1,138)	$5,662	$23,952	$35,238
Weighted average shares outstanding	126,676,562	102,054,670	117,505,811	101,996,503
Operating cash flow before WC changes per share	($0.01)	$0.06	$0.20	$0.35

EBITDA is a non-IFRS financial measure which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

18

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015
Net earnings (loss) for the period	($5,204)	($136,245)	$3,910	($149,941)
Amortization and depletion – cost of sales	1,893	10,674	13,952	40,278
Amortization and depletion – exploration	20	17	61	81
Amortization and depletion – general & admin	81	84	248	240
Finance costs	246	331	1,172	1,368
Current income tax expense	132	628	7,755	6,853
Deferred income tax expense (recovery)	991	(4,014)	654	1,174
Impairment of non-current assets	-	134,000	-	134,000
Earnings before interest, taxes, depletion and amortization	($1,841)	$5,475	$27,752	$34,053
Share based compensation	846	556	3,482	2,885
Non-recurring write downs	-	-	-	4,785
Adjusted earnings before interest, taxes depletion and amortization	($995)	$6,031	$31,234	$41,723

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
dollars	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$6,207	$5,959	$8,878	$21,044	$9,228	$6,977	$15,828	$32,033
Royalties	1,117	51	48	1,216	110	38	89	237
Special mining duty (1)	(408)	(258)	(417)	(1,083)	245	332	-	577
Opening finished goods	(2,641)	(232)	(179)	(3,052)	(1,050)	(455)	(1,249)	(2,754)
Closing finished goods	3,948	-	385	4,333	1,298	619	798	2,715
Direct production costs	8,223	5,520	8,715	22,458	9,831	7,511	15,466	32,808
By-product gold sales	(1,077)	(6,899)	(4,557)	(12,533)	(1,768)	(5,641)	(9,455)	(16,864)
Opening gold inventory fair market value	442	510	148	1,100	248	552	1,075	1,875
Closing gold inventory fair market value	(771)	-	(253)	(1,024)	(337)	(471)	(557)	(1,365)
Cash costs net of by-product	6,817	(869)	4,053	10,001	7,974	1,951	6,529	16,454
Amortization and depletion	1,565	237	92	1,894	1,830	2,244	6,600	10,674
Stock-based compensation	-	-	-	-	27	28	28	83
Opening finished goods depletion	(416)	(8)	(1)	(425)	(188)	(156)	(412)	(756)
Closing finished goods depletion	567	-	1	568	203	261	242	706
Total production costs	$8,533	($640)	$4,145	$12,038	$9,846	$4,328	$12,987	$27,161

	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	87,850	101,568	128,137	317,555	105,039	103,878	199,175	408,092
Payable silver ounces	538,616	178,380	347,831	1,064,827	754,151	241,308	690,871	1,686,330

Cash costs per ounce	$12.66	($4.87)	$11.65	$9.39	$10.57	$8.09	$9.45	$9.76
Total production costs per oz	$15.84	($3.59)	$11.92	$11.31	$13.06	$17.94	$18.80	$16.11
Direct production costs per tonne	$93.60	$54.35	$68.01	$70.72	$93.59	$72.31	$77.65	$80.39

19

Expressed in thousands US	Year Ended December 31, 2016				Year Ended December 31, 2015
dollars	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$27,819	$28,793	$45,284	$101,896	$38,939	$31,239	$54,662	$124,840
Royalties	1,405	268	275	1,948	515	220	297	1,032
Special mining duty (1)	(662)	531	321	190	1,264	1,126	-	2,390
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Closing finished goods	3,948	-	385	4,333	1,298	619	798	2,715
Direct production costs	31,212	28,973	45,467	105,652	37,983	32,763	54,715	125,461
By-product gold sales	(5,871)	(37,907)	(26,224)	(70,002)	(9,397)	(27,022)	(31,844)	(68,263)
Opening gold inventory fair market value	337	471	557	1,365	1,262	726	865	2,853
Closing gold inventory fair market value	(771)	-	(253)	(1,024)	(337)	(471)	(557)	(1,365)
Cash costs net of by-product	24,907	(8,463)	19,547	35,991	29,511	5,996	23,179	58,686
Amortization and depletion	6,790	4,164	2,998	13,952	8,551	9,468	22,259	40,278
Stock-based compensation	26	26	26	78	144	144	144	432
Opening finished goods depletion	(203)	(261)	(242)	(706)	(635)	(115)	(698)	(1,448)
Closing finished goods depletion	567	-	1	568	203	261	242	706
Total production costs	$32,087	($4,534)	$22,330	$49,883	$37,774	$15,754	$45,126	$98,654

	Year Ended December 31, 2016				Year Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	367,441	507,704	583,772	1,458,917	431,431	455,226	678,850	1,565,507
Payable silver ounces	2,359,519	1,010,512	1,937,995	5,308,026	3,406,340	1,389,920	2,195,379	6,991,639

Cash costs per ounce	$10.56	($8.37)	$10.09	$6.78	$8.66	$4.31	$10.56	$8.39
Total production costs per oz	$13.60	($4.49)	$11.52	$9.40	$11.09	$11.33	$20.55	$14.11
Direct production costs per tonne	$84.94	$57.07	$77.88	$72.42	$88.04	$71.97	$80.60	$80.14

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

20

Expressed in thousands US dollars	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$6,817	($869)	$4,053	$10,001	$7,974	$1,951	$6,529	$16,454
Operations stock based compensation	-	-	-	-	27	28	28	83
Corporate general and administrative	2,439	52	108	2,599	550	171	521	1,242
Corporate stock based compensation	368	130	252	751	183	52	185	420
Reclamation - amortization/accretion	7	4	10	21	6	3	18	27
Mine site expensed exploration	583	100	686	1,369	229	350	614	1,193
Capital expenditures sustaining	4,189	765	1,715	6,669	2,094	1,824	5,892	9,810
All In Sustaining Costs	$14,404	$182	$6,824	$21,410	$11,063	$4,379	$13,787	$29,229
Growth exploration				5,684				391
Growth capital expenditures				867				23
All In Costs				$27,961				$29,643

	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	87,850	101,568	128,137	317,555	105,039	103,878	199,175	408,092
Payable silver ounces	538,616	178,380	347,831	1,064,827	754,151	241,308	690,871	1,686,330

Sustaining cost per ounce	$26.74	$1.02	$19.62	$20.11	$14.67	$18.15	$19.96	$17.33
All In costs per ounce				$26.26				$17.58

Expressed in thousands US dollars	Year Ended December 31, 2016				Year Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$24,907	($8,463)	$19,547	$35,991	$29,511	$5,996	$23,179	$58,686
Operations stock based compensation	26	26	26	78	144	144	144	432
Corporate general and administrative	2,678	1,147	2,200	6,025	2,698	1,101	1,739	5,538
Corporate stock based compensation	1,338	573	1,099	3,011	1,064	434	685	2,183
Reclamation - amortization/accretion	27	17	40	84	21	12	73	106
Mine site expensed exploration	1,214	240	1,061	2,515	993	1,453	1,687	4,133
Capital expenditures sustaining	14,802	1,637	1,843	18,282	9,739	7,248	21,127	38,114
All In Sustaining Costs	$44,993	($4,823)	$25,816	$65,986	$44,170	$16,388	$48,634	$109,192
Growth exploration				7,801				2,113
Growth capital expenditures				1,353				702
All In Costs				$75,140				$112,007

	Year Ended December 31, 2016				Year Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	367,441	507,704	583,772	1,458,917	431,431	455,226	678,850	1,565,507
Payable silver ounces	2,359,519	1,010,512	1,937,995	5,308,026	3,406,340	1,389,920	2,195,379	6,991,639

Sustaining cost per ounce	$19.07	($4.77)	$13.32	$12.43	$12.97	$11.79	$22.15	$15.62
All In costs per ounce				$14.16				$16.02
21

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$6,207	$5,959	$8,878	$21,044	$9,228	$6,977	$15,828	$32,033
Royalties	1,117	51	48	1,216	110	38	89	237
Special mining duty (1)	(408)	(258)	(417)	(1,083)	245	332	-	577
Opening finished goods	(2,641)	(232)	(179)	(3,052)	(1,050)	(455)	(1,249)	(2,754)
Closing finished goods	3,948	-	385	4,333	1,298	619	798	2,715
Direct production costs	8,223	5,520	8,715	22,458	9,831	7,511	15,466	32,808

	Three Months Ended December 31, 2016				Three Months Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	540,708	185,813	362,324	1,088,845	761,769	251,363	719,633	1,732,765
Average realized silver price	17.03	17.03	17.03	17.03	14.93	14.93	14.93	14.93
Silver value	9,208,257	3,164,395	6,170,378	18,543,030	11,373,211	3,752,850	10,744,121	25,870,181

Gold production	1,232	5,926	4,244	11,402	1,775	5,166	8,492	15,433
Average realized gold price	1,139	1,139	1,139	1,139	1,105	1,105	1,105	1,105
Gold value	1,403,248	6,749,714	4,833,916	12,986,878	1,961,375	5,708,430	9,383,660	17,053,465

Total metal value	10,611,505	9,914,109	11,004,294	31,529,908	13,334,586	9,461,280	20,127,781	42,923,646
Pro-rated silver costs	87%	32%	56%	59%	85%	40%	53%	60%
Pro-rated gold costs	13%	68%	44%	41%	15%	60%	47%	40%

Silver co-product cash costs	$13.20	$9.48	$13.49	$12.13	$11.01	$11.85	$11.47	$11.41
Gold co-product cash costs	$883	$634	$902	$811	$815	$877	$849	$845

22

Expressed in thousands US dollars	Year Ended December 31, 2016				Year Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$27,819	$28,793	$45,284	$101,896	$38,939	$31,239	$54,662	$124,840
Royalties	1,405	268	275	1,948	515	220	297	1,032
Special mining duty (1)	(662)	531	321	190	1,264	1,126	-	2,390
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Finished goods NRV adjustment	-	-	-	-	-	-	-	-
Closing finished goods	3,948	-	385	4,333	1,298	619	798	2,715
Direct production costs	31,212	28,973	45,467	105,652	37,983	32,763	54,715	125,461

	Year Ended December 31, 2016				Year Ended December 31, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	2,364,045	1,052,617	2,018,745	5,435,407	3,440,748	1,449,773	2,288,145	7,178,666
Average realized silver price	16.84	16.84	16.84	16.84	15.79	15.79	15.79	15.79
Silver value	39,810,518	17,726,070	33,995,666	91,532,254	54,329,411	22,891,916	36,129,810	113,351,136

Gold production	5,328	30,720	21,327	57,375	7,390	23,966	28,634	59,990
Average realized gold price	1,253	1,253	1,253	1,253	1,148	1,148	1,148	1,148
Gold value	6,675,984	38,492,160	26,722,731	71,890,875	8,485,494	27,518,720	32,878,704	68,882,918

Total metal value	46,486,502	56,218,230	60,718,397	163,423,129	62,814,905	50,410,636	69,008,514	182,234,054
Pro-rated silver costs	86%	32%	56%	56%	86%	45%	52%	62%
Pro-rated gold costs	14%	68%	44%	44%	14%	55%	48%	38%

Silver co-product cash costs	$11.31	$8.68	$12.61	$10.89	$9.55	$10.26	$12.52	$10.87
Gold co-product cash costs	$841	$646	$938	$810	$694	$746	$910	$791

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

23

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for		2016				2015
share numbers and per share amounts
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$28,650	$42,066	$44,510	$41,541	$41,991	$42,737	$47,719	$51,109
Direct cost	21,044	24,033	26,975	29,844	32,033	30,447	31,091	31,269
Royalties	1,216	247	276	209	237	304	243	248
Mine operating cash flow	6,390	17,786	17,259	11,488	9,721	11,986	16,385	19,592
Share-based compensation	-	(208)	230	56	83	109	167	73
Amortization and depletion	1,893	2,761	4,144	5,154	10,674	9,768	9,382	10,454
Write down on inventory	-	-	-	-	234	-	-	-
Mine operating earnings (loss)	$4,497	$15,233	$12,885	$6,278	($1,270)	$2,109	$6,836	$9,065
Net earnings (loss)	($5,204)	$5,586	$1,699	$1,829	(136,245)	(14,079)	($974)	$1,357
Impairment charge, net of tax	-	-	-	-	134,000	-	-	-
Write down of marketable securities	-	-	-	-	-	4,785	-	-
Adjusted earnings (loss)	($5,204)	$5,586	$1,699	$1,829	(2,245)	(9,294)	($974)	$1,357

Basic earnings (loss) per share	($0.04)	$0.04	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01
Diluted earnings (loss) per share	($0.04)	$0.04	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01
Weighted shares outstanding	126,676,562	125,277,591	113,236,504	104,646,404	102,054,670	101,976,901	101,976,901	101,976,901

Net earnings (loss)	($5,204)	$5,586	$1,699	$1,829	($136,245)	($14,079)	($974)	$1,357
Amortization and depletion	1,994	2,834	4,211	5,222	10,775	9,849	9,457	10,518
Finance costs	246	345	294	287	331	370	354	313
Current income tax	132	2,732	3,480	1,411	628	2,095	954	3,176
Deferred income tax	991	(693)	459	(103)	(4,014)	3,110	1,075	1,003
Impairment charges	-	-	-	-	134,000	-	-	-
EBITDA	($1,841)	$10,804	$10,143	$8,646	$5,475	$1,345	$10,866	$16,367
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The following table presents selected production information for each of the most recent eight quarters:

Highlights		2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	317,555	355,611	377,198	408,553	408,092	404,878	371,745	380,792
Guanaceví	87,850	82,059	98,756	98,776	105,039	111,469	108,817	106,106
Bolañitos	101,568	132,686	136,322	137,128	103,878	109,124	106,148	136,076
El Cubo	128,137	140,866	142,120	172,649	199,175	184,285	156,780	138,610
Silver ounces	1,088,845	1,284,646	1,551,851	1,510,065	1,732,765	1,820,282	1,805,569	1,820,050
Guanaceví	540,708	542,385	629,221	651,731	761,769	867,292	958,581	853,106
Bolañitos	185,813	255,350	276,885	334,569	251,363	300,988	376,305	521,117
El Cubo	362,324	486,911	645,745	523,765	719,633	652,002	470,683	445,827
Silver grade	123	133	148	137	156	163	180	174
Guanaceví	211	235	232	249	269	285	325	300
Bolañitos	71	76	80	94	90	105	131	139
El Cubo	103	128	156	108	131	124	112	113
Silver recovery	87.0	84.3	86.2	83.7	84.6	85.7	84.0	85.2
Guanaceví	90.7	87.5	85.4	82.4	83.9	84.9	84.3	83.4
Bolañitos	80.1	78.8	79.0	80.7	83.6	81.7	84.2	85.7
El Cubo	85.4	84.0	90.6	87.4	85.8	88.7	83.4	88.5
Gold ounces	11,402	14,364	15,649	15,960	15,433	15,319	13,430	15,808
Guanaceví	1,232	1,163	1,365	1,568	1,775	1,792	1,946	1,877
Bolañitos	5,926	7,875	8,470	8,449	5,166	5,397	4,982	8,421
El Cubo	4,244	5,326	5,814	5,943	8,492	8,130	6,502	5,510
Gold grade	1.35	1.55	1.58	1.50	1.40	1.39	1.32	1.53
Guanaceví	0.49	0.51	0.49	0.56	0.61	0.58	0.64	0.63
Bolañitos	2.22	2.30	2.38	2.33	1.88	1.95	1.72	2.30
El Cubo	1.24	1.46	1.56	1.38	1.57	1.54	1.51	1.46
Gold recovery	83.0	80.8	81.9	81.0	83.9	84.9	85.4	84.5
Guanaceví	89.0	86.4	87.7	88.5	86.2	86.2	86.9	87.3
Bolañitos	81.7	80.3	81.2	82.2	82.3	78.9	84.9	83.7
El Cubo	83.1	80.5	81.6	77.6	84.5	89.1	85.4	84.7
Cash costs per oz	$9.39	$5.27	$5.37	$7.63	$9.76	$8.11	$8.60	$7.17
Guanaceví	$12.66	$11.12	$10.82	$8.09	$10.57	$7.98	$8.14	$8.23
Bolañitos	($4.87)	($15.17)	($7.08)	($6.20)	$8.09	$7.68	$4.82	$0.17
El Cubo	$11.65	$9.16	$5.21	$15.87	$9.45	$8.48	$12.59	$13.24
Total cost per oz(1)	$11.31	$7.28	$8.30	$10.95	$16.11	$13.57	$13.88	$12.97
Guanaceví	$15.84	$14.15	$13.87	$11.01	$13.06	$10.15	$10.31	$11.16
Bolañitos	($3.59)	($13.20)	($1.67)	($0.67)	$17.94	$15.55	$11.16	$5.81
El Cubo	$11.92	$9.99	$6.97	$18.29	$18.80	$17.36	$23.55	$24.92
AISC per oz	$20.11	$11.47	$10.53	$11.12	$17.33	$15.05	$16.86	$13.32
Guanaceví	$26.74	$21.53	$20.11	$12.95	$14.67	$12.76	$13.41	$11.16
Bolañitos	$1.02	($11.16)	($4.25)	($3.55)	$18.15	$14.40	$13.80	$5.74
El Cubo	$19.62	$11.60	$7.20	$18.11	$19.96	$18.48	$26.56	$26.44
Costs per tonne	$70.72	$71.18	$73.01	$74.26	$80.39	$75.07	$82.80	$82.67
Guanaceví	$93.60	$93.24	$83.38	$71.92	$93.59	$79.15	$92.48	$87.34
Bolañitos	$54.35	$49.03	$63.94	$60.03	$72.31	$70.17	$70.89	$74.00
El Cubo	$68.01	$79.20	$74.51	$86.91	$77.65	$75.50	$84.14	$87.61

(1) Total

Production Cost per ounce

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Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q4, 2016, the average price of silver was $17.19 per ounce, with silver trading between $15.74 and $19.18 per ounce based on the London Fix silver price. This compares to an average of $14.77 per ounce during Q4, 2015, with a low of $13.71 and a high of $16.18 per ounce. During Q4, 2016, the Company realized an average price of $17.03 per silver ounce compared with $14.93 for the corresponding period in 2015.

During Q4, 2016, the average price of gold was $1,222 per ounce, with gold trading between $1,126 and $1,313 per ounce based on the London Fix PM gold price. This compares to an average of $1,105 per ounce during Q4, 2015, with a low of $1,049 and a high of $1,184 per ounce. During Q4, 2016, the Company realized an average price of $1,139 per ounce compared with $1,105 for the corresponding period in 2015.

During 2016, the average price of silver was $17.14 per ounce, with silver trading between a range of $13.58 and $20.71 per ounce based on the London Fix silver price. This compares to an average of $15.68 per ounce during 2015, with a low of $13.71 and a high of $18.23 per ounce. During 2016, the Company realized an average price of $16.84 per ounce compared with $15.79 for 2015.

During 2016, the average price of gold was $1,251 per ounce, with gold trading between a range of $1,077 and $1,366 per ounce based on the London Fix PM gold price. This compares to an average of $1,159 per ounce during 2015, with a low of $1,049 and a high of $1,296 per ounce. During 2016, the Company realized an average price of $1,253 per ounce compared with $1,148 for 2015.

The major influences on precious metals prices from Q3, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. Since February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals. However, nearing the end of 2016, the U.S. election results revived the sentiment toward the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency.

26

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During Q4, 2016, the Mexican peso continued to depreciate against the U.S. dollar. During Q4, 2016, the average foreign exchange rate was $19.85 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.52 to $20.82. This compares to an average of $16.75 during Q4, 2015, with a range of $16.40 to $17.39 Mexican pesos per U.S. dollar.

During 2016, the Mexican peso continued to depreciate against the U.S. dollar with volatility increasing in the most recent quarters. The average foreign exchange rate was $18.68 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.17 and $20.82. This compares to an average of $15.86 during 2015, with a range of $14.52 and $17.39 Mexican peso per U.S. dollar.

During Q4, 2016, the Canadian dollar was flat relative to the U.S. dollar compared to the same period in 2015. During Q4, 2016, the average foreign exchange rate was $1.3348 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.3097 and $1.3570. This compares to an average of $1.3351 during Q4, 2015, within a range of $1.2890 and $1.3955 Canadian dollar per U.S. dollar.

During 2016, the Canadian dollar continued to depreciate relative to the U.S. dollar. During 2016, the average foreign exchange rate was $1.3251 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.2533 and $1.4602. This compares to an average of $1.2774 during 2015, with a range of $1.1599 and $1.3955 U.S. dollar per Canadian dollar.

27

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2017 Outlook Production

In 2017, the Company’s plan is to produce at slightly lower throughput and higher silver grades compared to 2016, resulting in similar silver production and slightly lower gold production estimates. Completion of the El Compas PEA and satisfactory resolution of the new state environmental taxes may positively impact production guidance. Endeavour plans to continue investing significantly in exploration and development programs to extend the existing mine lives and build new mines to fuel future growth.

Silver production in 2017 is expected to be in the range of 5.2 to 5.7 million oz and gold production is expected be in the 50,000 to 53,000 oz range. Silver equivalent production in 2017 is expected to be 8.9 to 9.7 million oz using a 75:1 silver:gold ratio, as shown in the table below.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	2.4-2.6	5.3-6.3	2.8-3.1	1,000-1,200
Bolanitos	0.9-1.0	21.5-22.5	2.5-2.7	1,000-1,100
El Cubo	1.9-2.1	23.2-24.2	3.6-3.9	1,300-1,500
Total	5.2-5.7	50.0-53.0	8.9-9.7	3,300-3,800

At Guanaceví, production in 2017 is expected to be similar to 2016 based on slightly lower grades and higher throughputs of 1,000 to 1,200 tonnes per day, primarily from the Santa Cruz, Porvenir Norte and Porvernir Centro orebodies. Underground exploration and mine development in these areas will be funded by mine cash flow. Development of the new SCS and Milache deposits is expected to be funded with the Company’s working capital.

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At Bolañitos, mine production is expected to continue operating at approximately 1,100 tpd primarily from the LL-Asunción deposit, the Plateros deposit, and historic mine fill. Underground exploration and mine development in these areas will continue to be funded by mine cash flow.

At El Cubo, production is expected to also continue operating at approximately 1,400 tpd from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins. Underground exploration and mine development in these areas will continue to be funded by mine cash flow.

Operating Costs
Cash costs, net of gold by-product credits, are expected to be $6.50 to $7.50 per oz of silver produced in 2017, comparable to the first three quarters of 2016. Consolidated cash costs on a co-product basis are anticipated to be $10.25 to $11.25 per oz silver and $775 to $825 per oz gold.

All-in sustaining costs of production, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $14 to $15 per oz of silver produced in 2017, higher than the first three quarters of 2016 due to increased investments in exploration and development programs. When non-cash items such as stock-based compensation are excluded, all-in sustaining costs of production are estimated to be in the $13.50 to $14.50 range. On a co-product basis, all-in sustaining costs are anticipated to be $14.50 to $15.50 per oz silver and $1,050 to $1,150 per oz gold. Direct operating costs are estimated to be in the range of $70 to $75 per tonne.

Management has assumed a $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per U.S. dollar exchange rate for its 2017 cost estimates.

Capital Investments
During 2016, management of the Company focused on reducing sustaining exploration and capital investments at low precious metals prices to ensure positive cash flow for the Company. In 2017, Endeavour plans to invest $43.3 million on capital projects at the three operating mines, including $7.7 million of growth capital, all primarily for mine development, in order to access reserves and resources for mining. At today’s prices, the investments at operations will be covered by operating cash flow, while exploration and growth capital will be funded by the Company’s treasury.

At Guanaceví, 9.2 km of mine development are budgeted at $11.3 million in the North Porvenir and Santa Cruz mines, which have been in production since 2004 and 2012, respectively. An additional $2.2 million is budgeted for ventilation, underground electrical and water control throughout the mine. The remaining $3.2 million is beudgeted for new mobile equipment to aid the significant planned development, site infrastructure and equipment.

Management has also approved an additional 2.5 km of development, budgeted at $7.1 million, to access two new ore bodies currently not in production. The development is expected to commence in the second quarter of 2017 depending on permitting.

At Bolañitos, 5.0 km of mine development are budgeted at $5.1 million to access reserves and resources in LL-Asunción, Plateros, and mineralized fill from historic stopes not included in resources. An additional $0.5 million is planned to purchase various mine equipment required for the year.

At El Cubo, 7.8 km of mine development are budgeted at $8.4 million, and $2.0 million is budgeted for supporting underground infrastructure mainly in the Villalpando vein. An additional $1.4 million is budgeted for mobile mine equipment and $1.4 million on plant equipment and infrastructure.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital
Guanaceví	$13.5 million	$3.2 million	$16.7 million	$7.1 million
Bolañitos	$5.1 million	$0.6 million	$ 5.7 million	-
El Cubo	$10.4 million	$2.8 million	$13.2 million	-
Corporate	-	-	-	$0.6 million
Total	$29.0 million	$6.6 million	$35.6 million	$7.7 million
29

Exploration Expenditures

In 2017, the Company plans to drill 64,000 metres (m) and spend $15.2 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 20,000 m of core drilling is planned at a cost of $3.0 million. At the exploration and development projects, 44,000 m is planned to be drilled at a cost of $10.5 million.

At El Compas, management has approved a $3.0 million exploration program to drill 8,000 m testing new targets, and collar an 800 m exploration adit (subject to the PEA and the state Revenue Law) to provide underground access to the historical resources in the El Compas and El Orito veins, confirm drill results, and assess geotechnical parameters for mining of the mineralized zones.

At Terronera, management has approved a $2.3 million, 10,000 m drill program to test other mineralized veins, complete the PFS, and advance the site infrastructure. In 2016, the Terronera vein discovery was deepened and expanded by drilling. Additionally, a number of parallel structures were discovered by mapping and sampling. In December 2016, the Company announced high-grade drill results from the La Luz vein located 2,200 m northeast of the Terronera vein.

At Parral, management plans to spend $3.0 million on drilling 18,000 m to confirm a portion of the historical resource, testing multiple greenfields high-grade and bulk tonnage silver targets, and completing a PEA. The potential for near-term, small scale contract mining and toll milling will also be evaluated.

Additionally, the Company plans to conduct a 5,000 m drill program at the Guadalupe y Calvo property in Chihuahua, Mexico and a 3,000 m drill program in Chile. Both properties are highly prospective: Guadalupe y Calvo for high-grade vein mineralization near the existing resource, and for bulk tonnage silver-lead-zinc manto mineralization in Chile.

Project	2017 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	8,000	$1.2 million
Bolañitos	Drilling	6,000	$0.9 million
El Cubo	Drilling	6,000	$0.9 million
Terronera	Drilling/PFS/Infrastructure	10,000	$2.3 million
El Compas	Drilling/PEA/Infrastructure	8,000	$3.0 million
Parral	Drilling/PEA	18,000	$3.0 million
Guadalupe y Calvo	Drilling	5,000	$0.9 million
Chile	Drilling	3,000	$1.3 million
Mexico	Holding Costs/Land Payment	-	$1.7 million
Total		64,000	$15.2 million

Liquidity and Capital Resources

Cash and cash equivalents significantly increased from $20.4 million at December 31, 2015 to $72.3 million at December 31, 2016, while the amount drawn on the credit facility decreased by $13.0 million to $9.0 million. The Company had working capital of $81.6 million at December 31, 2016 (December 31, 2015 - $17.2 million). The $64.3 million increase in working capital was primarily due to $55.4 million gross proceeds from equity offerings, $10.5 million from proceeds of exercised stock options with the remainder primarily generated from operating activities, offset by re-investment into the long-term future of the mines and repayment of the credit facility.

30

Operating activities generated cash of $23.0 million during 2016 compared to generating $32.6 million during 2015. The significant non-cash adjustments to the net income of $3.9 million in 2016 were amortization and depletion of $14.3 million, share-based compensation of $3.5 million, finance costs of $1.2 million, and a change in non-cash working capital of $1.0 million. The change in non-cash working capital was primarily due to the reduction of the credit facility, payment of income taxes and special mining duty, a decrease in accounts payable, offset by a drawdown of stockpiles and bullion held.

Investing activities during the 2016 period used $19.1 million compared to $35.7 million in the same period of 2015. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of assets offered for sale and a return of a long-term deposit. In 2015, the Company invested similarly with $30.3 million spent on mine development across its three mines and $5.4 million spent on various equipment and surface infrastructure.

Capital spending totalled $19.6 million in property, plant and equipment during 2016. $14.8 million was invested at Guanaceví, with $12.9 million spent on 9.7 kilometres of mine development and $0.2 million spent on the tailings dam and $1.7 million spent on various equipment. At Bolañitos, the Company invested $1.6 million, with $1.0 million spent on 1.4 kilometres of mine development, $0.6 million on tailings expansion and various equipment. At El Cubo, the Company invested $1.8 million, including $1.0 million on mine development and $0.8 million on equipment and infrastructure. Additionally, the Company completed 0.6 kilometres of development in ore that was expensed as incurred. The Company spent $1.4 million on capitalized exploration, concession taxes and corporate equipment. Total capital spending was slightly higher than mid-year guidance of $17.4 million. Late in 2016, management initiated procurement for the Company’s 2017 capital program and continued the advancement of mine development at Guanaceví.

On May 27, 2016, the Company issued 2,147,239 common shares of the Company to Canarc Resource Corp. (“Canarc”) and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd. to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owned the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The El Compas project consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty. Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1.6 million (approximately $90,000), adjusted annually for inflation. The plant is currently not operational and will require capital investment to restore to an operational state. Preliminary capital investment estimates are $6.5 million to $7.5 million to recommence operations at the plant. The Company and Carnac have a common director in Bradford Cooke (see “Transactions with Related Parties”).

On October 31, 2016, the Company issued 1,198,083 common shares of the Company to Silver Standard Resources Inc. (“Silver Standard”) in connection with the acquisition from Silver Standard of a 100% interest in the Parral properties located in Chihuahua, Mexico. Under the terms of the Company’s agreement with Silver Standard, the Company is to spend $2 million on exploration over the two-year period following the closing date. On completing this exploration expenditure, Endeavour will have one year to deliver a NI 43-101 technical report, including a resource estimate, and issue an additional U.S.$200,000 in common shares of the Company to Silver Standard for each 1,000,000 ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour’s common shares on the New York Stock Exchange prior to the earlier of delivery of the NI 43-101 report and October 31, 2019.

Financing activities during 2016 increased cash by $48.5 million from cash at December 31, 2015. During 2016, the Company paid $13.0 million to reduce its credit facility, paid $0.8 million in interest, paid debt re-structuring costs of $0.5 million, reduced its finance lease obligation by $1.2 million, received proceeds of $10.5 million from exercised stock options and raised gross proceeds through at-the-market offerings of $55.4 million reduced by $2.0 million in share issue costs.

31

Further to a short form base shelf prospectus filed by the Company in July 2014 to qualify the distribution of up to Cdn.$200 million of common shares and various other securities of the Company and a corresponding registration statement in the United States, the Company filed a prospectus supplement in November 2015 for an at-the-market offering of up to U.S.$16.5 million value of common shares of the Company on the New York Stock Exchange through Cowen and Company, LLC acting as sole agent. During 2016, the Company sold under the at-the-market offering 7,218,125 common shares at an average price of $2.13 per share for proceeds of $14.9 million, net of commission. Together with common shares sold in 2015, the Company issued a total of 8,017,694 common shares under this at-the-market offering for net proceeds of $16.0 million.

Further to a short form base shelf prospectus filed by the Company in May 2016 to qualify the distribution of up to Cdn.$200 million of common shares and various other securities of the Company and a corresponding registration statement in the United States, the Company filed a prospectus supplement in May 2016 for an at-the-market offering of up to U.S.$40 million value of common shares of the Company on the New York Stock Exchange through Cowen and Company, LLC acting as sole agent. From launch to July 2016, the Company sold 10,245,347 common shares under this at-the-market offering at an average price of $3.90 per share for proceeds of $38.9 million, net of commission. The Company will determine, at its sole discretion, the timing and number of common shares of the Company to be further sold under the current at-the-market offering.

During 2016, the Company recognized $843,000 of additional transaction costs related to the two at-the-market offerings as share issuance costs.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2017 capital requirements and commitments.

As at December 31, 2016, the Company’s issued share capital was $449.6 million, representing 127,080,264 common shares, and the Company had options outstanding to purchase 4,458,050 common shares with a weighted average exercise price of CAN $3.93.

The Company entered into a $75.0 million secured revolving term credit facility (the “Credit Facility”) with The Bank of Nova Scotia (“Scotiabank”) pursuant to a credit agreement made as of July 24, 2012. The purpose of the Credit Facility was for general corporate purposes. In 2013, the Company extended the maturity of the Credit Facility from July 24, 2015 until July 24, 2016. Under the terms of the Credit Facility, the credit limit available was reduced to $50 million on July 24, 2013 and, was further reduced to $25 million on July 24, 2015. The Company entered into an amended and restated credit agreement with Scotiabank dated April 15, 2016 (the “Amended Credit Agreement”) whereby the Company and Scotiabank agreed to the conversion of $22 million which was then outstanding under the Credit Facility into a two-year term loan amortized quarterly and expiring December 31, 2017. The Company repaid $3 million on signing of the Amended Credit Agreement and is to repay $2.5 million under the Amended Credit Agreement each quarter. The interest rate margin on the Credit Facility is 4.5% over LIBOR. The Credit Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The Amended Credit Agreement contains a number of covenants that impose financial or operating restrictions on the Company, including a provision that “Tangible Net Worth of the Company” for the purposes of the loan under the Amended Credit Agreement must be greater than$45.9 million. At December 31, 2016, the Company had $9.0 million outstanding under the Credit Facility. The Company paid $0.8 million of interest expense during the year in financing costs.

Facility Financial Covenants	Facility Financial Requirements	Dec. 31, 2016	Dec 31, 2015
Leverage ratio	< 3.00:1	0.29	0.53
Interest service coverage ratio	> 4.00:1	45	42
Tangible net worth (000's)	>45,900	133,215	51,020

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Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (U.S.$5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (U.S.$2.0 million), MXN 17.7 million (U.S.$0.9 million) in inflationary charges, MXN 40.4 million (U.S.$1.9 million) in interest and MXN 23.0 million (U.S.$1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2016, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

See 2017 Outlook on page 28 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at December 31, 2016:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital Assets purchases	$854	$854	$-	$-	$-
Operating lease	2,949	233	478	496	1,742
Revolving credit facility	9,000	9,000	-
Other Long-Term Liabilities	7,846	-	7,846	-	-
Total	$20,649	$10,087	$8,324	$496	$1,742

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Transactions with Related Parties

The Company shares common administrative services and office space with Canarc and with Aztec Metals Corp., which are considered related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $43,000 for the year ended December 31, 2016 (2015 - $43,000). The Company had a $4,000 net receivable related to administration costs outstanding as at December 31, 2015 (December 31, 2015 – $111,000). See “Liquidity and Capital Resources” for information on the Company’s acquisition of the El Compas project from Canarc in 2016.

During 2016, the Company was charged $264,000 (2015 - $151,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner.

Financial Assets and Liabilities

As at December 31, 2016, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at Dec. 31, 2016		As at December 31, 2015
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$72,317	$72,317	$20,413	$20,413
Available for sale assets	85	85	614	614
Trade receivables	6,703	6,703	1,704	1,704
Other receivables	18,857	18,857	22,639	22,639
Total financial assets	$97,962	$97,962	$45,370	$45,370

Financial liabilities:
Accounts payable and accrued liabiities	$18,229	$18,229	$18,949	$18,949
Revolving credit facility	9,000	9,000	22,000	22,000
Total financial liabilities	$27,229	$27,229	$40,949	$40,949

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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Financial assets measured at fair value on a recurring basis include:

As at Dec. 31, 2016
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$85	$85	$-	$-
Trade receivables	6,703	6,703	-	-
Total financial assets	$6,788	$6,788	$-	$-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $4.8 million on its marketable securities, which was re-classified from other comprehensive income (loss).

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the Credit Facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

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Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate plus 4.5%, payable according to the quoted rate term. The interest rate charge for the year was approximately 4.96% .. As at December 31, 2016, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $90,000.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2016 there are 300,000 ounces of silver and 9,223 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2016, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.6 million.

Outstanding Share Data

As of March 1, 2017, the Company had the following securities issued and outstanding:

  127,108,264 common shares
  4,430,050 common shares issuable under stock options with a weighted average exercise price of CAN$3.93 per share expiring between May 23, 2017 and May 26, 2021.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016 with no material impact on the financial statements.

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Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company will adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

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The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet begun an assessment of the impact of this standard on its consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Mineralized Reserves and Impairment of Non-Current Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

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The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, if any, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2015, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices and updates of the estimated reserves and resources. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs fair value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporate management’s best estimates of future metal prices, production based on estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for Reclamation and Rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Share-based Compensation
The Company has a share option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

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Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company’s financial statements or future performance or that may affect them in the future. See “Risk Factors” in the Company’s Annual Information Form for other risks affecting the Company generally.

Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars or U.S. dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

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Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The economics of developing silver, gold and other mineral properties are affected by many factors, including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

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Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The Bolañitos mine has an expected life of less than two years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Integration of New Acquisitions
The positive effect on the Company’s results arising from past and future acquisitions depends on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems.

The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in other jurisdictions; it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

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Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities. The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company obtains title opinions for material properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

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Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2016. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting.

Claims under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Controls and Procedures

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A, management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

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A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management of the Company, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2016.

Changes in Internal Control over Financial Reporting
Endeavour’s management, including the CEO and CFO, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the quarter ended September 30, 2016, a subsidiary paid $0.8 million in false invoices from fraudulent communications impersonating an authorized individual of the Company. The Company’s internal controls detected the fraudulent transactions and $0.3 million was ultimately recovered and the $0.5 million shortfall was included as “other expense” in the Company’s financial statements. Management of the Company concluded that human error resulted in failure of the necessary preventive control for the fraud and believes that internal controls were otherwise properly designed to detect and prevent such fraud and that there was no material weakness during the year ended December 31, 2016 relating to design of internal controls over financial reporting. Subsequent to discovery of the fraud, an internal investigation was performed and determined that the fraud was an isolated incident. A change of personnel at the subsidiary resulted and additional training was provided to finance and administrative staff. There were no changes in internal control over financial reporting as a result of this incident, as management determined that the detective internal controls performed as designed to identify the human error and mitigated the impact as much as reasonably possible.

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